PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

[redacted]

07024002

BY COURIER

No/Date : f/DI : 303 | 23-5-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose

- Invitation to the Annual General Meeting of PPC S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

Enclosure

- Invitation to the Annual General Meeting of PPC S.A.

PUBLIC POWER CORPORATION S.A.

"INVITATION
TO THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
OF THE SOCIETE ANONYME UNDER THE NAME
PUBLIC POWER CORPORATION S.A.
S.A. REG. NO. 47829/06/B/00/2

Pursuant to the Codified Law 2190/1920 as in force today and article 22 of the Articles of Incorporation of the Company under the name PUBLIC POWER CORPORATION SOCIETE ANONYME, all shareholders are hereby invited to the 5th Annual General Meeting on **Friday, 15 June 2007**, at **10.30 a.m**. at the Grand Bretagne Hotel Hall "Ballroom" (Syntagma Square) to deliberate and decide on the following items on the Agenda:

ITEM ONE: Submission for approval of the PPC S.A.'s stand alone and consolidated Financial Statements for the 5th fiscal year (from 1.1.2006 to 31.12.2006).

ITEM TWO: Submission for approval of the unbundled Financial Statements pursuant to article 20 of Law 3426/2005.

ITEM THREE: Approval of the distribution of share dividend for the fiscal year from 1.1.2006 to 31.12.2006

ITEM FOUR: Release of the members of the Board of Directors and of the chartered accountants from any responsibility for compensation concerning the fiscal year from 1.1.2006 to 31.12.2006 pursuant to article 35 of Codified Law 2190/1920.

ITEM FIVE: Ratification of appointment of the new Members of the Board of Directors and their capacity.

ITEM SIX: Approval of the remuneration and compensation paid to the Members of the Board of Directors of the Company for the fiscal year from 1.1.2006 to 31.12.2006 and pre-approval of the gross remuneration and compensation for the fiscal year from 1.1.2007 to 31.12.2007.

ITEM SEVEN: Amendment of articles 9,10,11,12,14,16,19,20,21,31 and 32 of the articles of Incorporation, addition of new articles 16a and 19a; codification of the articles of incorporation.

ITEM EIGHT: Appointment of chartered accountants for the fiscal year from 1.1.2007 to 31.12.2007 pursuant to articles 31 and 32 of the Articles of Incorporation of the Company and approval of the chartered accountants remuneration for the abovementioned fiscal year.

ITEM NINE: Announcements and other issues.

The shareholders wishing to participate at such Annual General Meeting must deposit the following documents to the Corporation's Shareholders Relations Office (30, Chalkokondili Street, Athens, 5th floor, Office 515) during working days and from **10:00 am** to **13:00 pm,** at least five (5) full days prior to the date set for such Annual General Meeting (namely by **8.6.2007**):

a. Those Shareholders who act through an administrator (Bank or Securities Agency) should block their shares via the administrator and submit to PPC S.A. the respective certificate of their shares being blocked to be issued by the Central Securities Depository, in order to participate in the 5th Annual General Meeting, along with any documents concerning their representation.

b. Those Shareholders who do not act through an administrator but are registered to the special account, administrator of which is the Central Securities Depository (C.S.D.), should block their shares by a relevant declaration directly to the C.S.D. and submit to the PPC S.A. the abovementioned certificate along with any documents of their representation.

Athens, May 22, 2007

The Board of Directors "

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/DI : 302/23-5-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Referring to articles published in the Press on 23.05.2007,concerning PPC's Q1 2007 results, we would like to point out that PPC, consistently follows the provisions of Corporate Legislation and International Financial Reporting Standards and recognizes in its statement of income, the proportions of personnel bonuses (Christmas, Easter, Vacation) provided by Law.
As a result, Q1 2007 net income has been charged by an amount of approximately € 41 million (€ 39 million for the corresponding period of 2006), reflecting the proportions of the above mentioned personnel bonuses for the year 2007, according to the provisions of the current legislation.
Following the above, the aforementioned articles are inaccurate.

Athens 23-5-2007

END